FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                            Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                                  1 May 2002

                      The Royal Bank of Scotland Group plc

                              42 St Andrew Square

                               Edinburgh EH2 2YE

                                    Scotland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


        Form 20-F        x                  Form 40-F
                  ----------------                     --------------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


              Yes                           No        x
                  ------------------           ----------------

Rule 12g3-2(b) : 82 -
                     -------------------

                    The following information was issued as

                   Company announcements, in London, England

                      and is furnished pursuant to General

                   Instruction B to the General Instructions

                                  to Form 6-K:

The Royal Bank of Scotland Group plc ("Royal Bank Group") - Form 20-F



In accordance with the US Securities Exchange Act of 1934, Royal Bank Group has today filed with the Securities and Exchange Commission its Annual Report on Form 20-F for the year ended 31 December 2001. Copies will be available from the registered office of Royal Bank Group at 36 St Andrew Square, Edinburgh EH2 2YB from Wednesday, 17 April 2002.

12 April 2002

End

THE ROYAL BANK OF SCOTLAND GROUP plc


DIVIDEND ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 30 JUNE 2002

The Directors have declared a half-yearly dividend on the 11 per cent and the
5.5 per cent cumulative preference shares of (pound)1. The dividend will be paid on 31 May 2002 at the rate of 5.5 per cent and 2.75 per cent, respectively and will be paid to those preference shareholders on the Register at the close of business on 10 May 2002.


25 April 2002

End

THE ROYAL BANK OF SCOTLAND GROUP plc


In accordance with sections 9.31(a) and 9.32 of the UK Listing Authority rules, The Royal Bank of Scotland Group plc has today submitted to the Document Viewing Facility the circular Letter to Shareholders together with the Form of Election in connection with the offer of shares in lieu of a cash dividend.



26 April 2002

The Royal Bank of Scotland Group plc ("the Group")
Annual General Meeting Statement ("the Statement")


Speaking at today's Group Annual General Meeting in Edinburgh, Sir George Mathewson, Chairman, said that performance at The Royal Bank Group remains on track and that the business continues to perform well.

The following is extracted from the Statement made by Sir George at the meeting.

In 2001, we increased our Group operating profit by 32 per cent, from (pound)4,401 million to (pound)5,801 million. Over the two years 2000 and 2001, we increased our Group operating profit by 73 per cent. In 2001, we increased our adjusted earnings per share by 25 per cent; over the two years by 63 per cent. We are recommending a dividend increase of 15 per cent for 2001. If the recommended increase in dividend is approved, the increase over two years will have been 33 per cent.

The growth in our profits reflected increased contributions from all divisions. And the shape of our growth in profits was very good; total income was up by 18 per cent, expenses by only 3 per cent.

As a result of these movements in income and costs, we achieved a further significant improvement in our cost:income ratio, from 53.5 per cent to 46.9 per cent. Our net interest margin was maintained, at about 3 per cent.

We have continued to make excellent progress on delivering the revenue benefits and cost savings associated with the acquisition of NatWest.

We originally promised integration benefits totalling (pound)4,140 million over the four years 2000 to 2003. In light of the progress we have made over the first two years, we announced in February that we expect to deliver transaction benefits totalling (pound)5,550 million over this period - (pound)1,410 million greater than our original plan. Beyond 2003, we expect to deliver integration benefits which will increase our profit before tax each year by (pound)2,030 million - (pound)300 million more than our original plan.

These are significant increases in integration benefits, but we also expect the cost of achieving them to be higher. As we said in February, we expect that the total one-off costs associated with achieving the integration benefits will be (pound)2,300 million, against our original plan of (pound)1,400 million.

At previous Meetings, we have mentioned our strength, diversity and flexibility. These are real qualities evident across the Royal Bank Group. They give us confidence that we shall be able to continue to deliver on our promises to shareholders and provide customers with improved service, with well rewarded and highly motivated staff, while allowing us to make a major contribution to the communities in which we operate.

It is my firm belief that these qualities, our strategies and the opportunities that are now open to us, enable us to provide superior returns to shareholders now, and will in the future.




26 April 2002

                                   SIGNATURES



          Pursuant to the requirements of the Securities Exchange

          Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



          1 May 2002



                                           THE ROYAL BANK OF SCOTLAND GROUP plc
                                                                   (Registrant)

                                           By: /s/ H Campbell

                                               Name:  H Campbell
                                               Title: Head of Group Secretariat